UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April, 2012

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

NORTEL INVERSORA S.A.

Item
1.	English translation of Minutes of Board of Directors’ Meeting held April 18, 2012

Board Minutes No. 231: In the city of Buenos Aires, on April 18, 2012, at 3:15 PM, the following Directors of NORTEL INVERSORA S.A. (hereinafter “Nortel” or the “Company”) met at the Company’s offices: Directors: Messrs. Franco Livini, Julio Naveyra, Eduardo Federico Bauer, Ciro Di Cecio, Javier Errecondo Enrique Llerena and Andrea Balzarini. Also present are the following members of the Supervisory Committee : Adela Codagnone Alicia, Diego Maria Serrano and Gerardo Prieto Redonnet who also verified that Mr. Andrea Balzarini connected by videoconferencing system as provided by Article Fifteenth of the Bylaws, all counting towards the quorum. It is also noted that Maria de los Angeles Blanco Salgado, Secretary to the Board of Directors, and Mr. Jorge Alberto Firpo, General Manager of the Company, were also present at the Board meeting.

Mr. Livini confirms the existence of a quorum and proposes for consideration the following agenda:

1.	Resignation of a Director

Mr. Livini states that on March 26, 2012 he sent to the Board of Directors a letter submitting his resignation as Director and President of the Company, due to personal reasons and effective as of the conclusion of the next stockholders’ meeting of the Company to be held on April 27, 2012. He asks the remaining Members of the Board to consider and accept his resignation according in the terms presented.

The remaining Members of the Board, taking into account the underlying reasons for Mr. Livini’s resignation, and given that such resignation is not willful or inadvertent or affects the normal functioning of the Board, unanimously accepted.

Mr. Bauer said he regretted the departure of Mr. Livini as a director and President of the. The Directors thank Mr. Livini for his service to the Company during the performance of his duties.

Mr. Bauer then expresses that at the Board meeting to be held following the next Shareholders’ Meeting, the vacancy created by Mr. Livini’s resignation as Director and President of the Company shall be filled.

…………………………………………

Prior to the completion of the meeting, members of the Supervisory Committee Adela Codagnone Alicia, Diego Serrano and Gerardo Prieto Redonnet expressly state that the Member of The Board of Directors Andrea Balzarini participated via video teleconference system, having deliberated and voted with all due regularity on the items on the agenda of this meeting.

There being no further business, the meeting is concluded at 3.55 PM.

Present:

President:	Franco Livini

Vicepresident:	Eduardo Federico Bauer

Directors:	Julio Naveyra
Ciro Di Cecio
Enrique Llerena
Javier Errecondo
Andrea Balzarini

Members of the
Supervisory Committee:	Adela Alicia Codagnone
Diego M. Serrano Redonnet
Gerardo Prieto

Secretaria of the
Board of Directors:	María de los Angeles Blanco Salgado

General Manager:	Jorge Alberto Firpo

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: April 19, 2012	By:	/s/ Jorge Alberto Firpo
		Name:	Jorge Alberto Firpo
		Title:	General Manager